Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

June 25, 2024

Via EDGAR

Ms. Rebekah Reed

Mr. Dietrich King

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed February 23, 2024

CIK No. 0001883437

File No. 333-276313

Dear Ms. Reed and Mr. King:

This letter is in response to the letter dated March 5, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to Amendment No. 2 to Registration Statement on Form F-1 filed with the Commission on February 23, 2024 (the “Original Registration Statement”) in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 23, 2024

Related Party Transactions

Cash advancements to, and loans from, shareholders, page 100

We note your disclosure that there is a “total outstanding balance of US $5,030,288” in cash advancements to Mr. Tam, which is followed by the statement that a “net amount” of $706 is owed to Mr. Tam by the company. Please clarify whether Mr. Tam currently owes amounts to the company or whether they have been fully offset and discharged by amounts owed by the company to him. If he no longer owes amounts to the company, please revise your disclosure to clarify as much. Alternatively, if he does owe amounts to the company, please provide updated information and tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934. In this regard, we note your statement on page 100 that, “It is estimated that by the end of October, all loans extended to Mr. Tam will be fully paid off.”

Response:

We note the Staff’s comments, and respectfully advise that Mr. Tam paid off all amounts owed to the Company as of November 3, 2023. We have revised our disclosure regarding cash advancements to, and loans from, Mr. Tam accordingly in Amendment No. 3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of iTKG Law LLC, at (650) 799 2061.

Sincerely,

/s/ Son I. Tam
Name:	Son I. Tam
Title:	Chief Executive Officer, Chief Financial Officer, and Chairman

cc:	Laura Hemmann, Esq.
iTKG Law LLC